Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. ANNOUNCES THE SALE OF FIVE 5,023 TEU CONTAINER VESSELS

•	Disposal of five debt-free container vessels, for an expected book gain of $118.4 million

•	Proceeds to be used to pay down debt and for general corporate purposes

•	Further progress in pivot toward full focus on gas transportation solutions

ATHENS, Greece, September 23, 2024 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (“CCEC”, “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, is pleased to announce today it has entered into five memoranda of agreement for the sale of five container sister vessels: the M/V Hyundai Prestige, the M/V Hyundai Premium, the M/V Hyundai Paramount, the M/V Hyundai Privilege and the M/V Hyundai Platinum, (each 63,010 DWT/ 5,023 TEU, container vessel, built 2013, Hyundai Heavy Industries Co., Ltd., S. Korea) to a third party. The vessels are expected to be delivered to their new owners progressively between November 2024 and January 2025.

The total expected book gain from the sale is estimated at $118.4 million. All five vessels are debt-free and the cash proceeds will be used to pay down debt and for general corporate purposes. The divestment of container assets is fully consistent with the strategy outlined in November 2023 to pivot the company toward gas transportation.

Management have moved methodically but opportunistically to leverage the recent upturn in container market dynamics to generate value for our shareholders. The company retains some container market exposure via three 13,300 TEU container vessels, which we will continue to manage strategically for future value creation, as the economic cycle develops. Shareholders will continue to benefit from the cash flows from these vessels secured from long-term time charters to 2032 and 2033, with options extending to 2038 and 2039.

Mr. Jerry Kalogiratos, our Chief Executive Officer, said: “With our recent name and ticker change, recognition of the substantial change in company focus, CCEC has, with this accretive sale of five container vessels, delivered further significant progress on our business refocus. With 12 latest generation LNG carriers currently on the water plus the delivery of an additional six LNG carriers and 10

LPG/Ammonia/LCO2 carriers between the first quarter of 2026 and the third quarter of 2027, we expect to become the largest U.S.-listed LNG shipping company and will offer our industrial customers a full range of transportation solutions. Our recent conversion to a traditional corporate structure is intended to position the company as an attractive investment opportunity in the equity capital markets.”

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is one of the world’s leading platforms of gas carriage solutions with a focus on the energy transition. CCEC’s in-the-water fleet includes 20 high specification vessels, including 12 latest generation LNG carriers (“LNG/Cs”) and eight legacy Neo-Panamax container vessels. In addition, CCEC’s under-construction fleet includes six additional latest generation LNG/Cs, six dual-fuel medium gas carriers and four handy liquid CO2/multi-gas carriers, to be delivered between the first quarter of 2026 and the third quarter of 2027. CCEC has agreed to sell five Neo-Panamax container vessels by the first quarter of 2025.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to the conversion from a limited partnership to a Marshall Islands corporation and its effects, the name change, CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2023, filed on April 23, 2024 and the risk factors set out in Exhibit 99.8 to our Report on Form 6-K furnished on August 26, 2024. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details:

Capital GP L.L.C.

Brian Gallagher

EVP Investor Relations

Tel. +44-(770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallin